Exhibit 99.1

BESPOKE CAPITAL ACQUISITION CORP. FINANCIAL STATEMENTS

For The Three Months Ended

March 31, 2021

(EXPRESSED IN UNITED STATES DOLLARS)

Bespoke Capital Acquisition Corp.

CONDENSED BALANCE SHEETS

	March 31, 2021 (unaudited)	December 31, 2020
ASSETS
Current assets
Cash	$1,080,500	$2,114,670
Prepaid income taxes	493,996	493,996
Prepaid expenses	130,811	151,409

Total current assets	1,705,307	2,760,075
Investments held in Trust Account	364,078,637	364,043,313

Total assets	$365,783,944	$366,803,388

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities	$3,162,788	$751,891
Due to related party	8,764	—

Total current liabilities	3,171,552	751,891
Deferred underwriters’ commission	13,500,000	13,500,000
Total liabilities	$16,671,552	$14,251,891

Commitments and Contingencies
Class A Restricted Voting Shares, 36,000,000 shares subject to redemption	363,338,039	363,312,252
Stockholders’ Equity (Deficiency)
Class A Restricted Voting Shares, unlimited shares authorized; 0 shares issued and outstanding (excluding 36,000,000 shares subject to possible redemption) at both December 31, 2020 and 2019	—	—
Class B Shares, unlimited shares authorized; 9,000,000 shares issued and outstanding at both December 31, 2020 and 2019	25,000	25,000
Additional paid-in capital	—	—
Accumulated deficit	(14,250,647)	(10,785,755)

Total stockholders’ deficiency	$(14,225,647)	$(10,760,755)

Total liabilities and stockholders’ deficiency	$365,783,944	$366,803,388

See accompanying notes to condensed financial statements.

Bespoke Capital Acquisition Corp.

UNAUDITED CONDENSED STATEMENT OF OPERATIONS

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Expenses
General and administrative	$3,474,429	$556,901

(Loss) from operations	(3,474,429)	(556,901)
Other income
Investment income	35,324	1,465,040

(Loss) income before income tax expense	(3,439,105)	908,139
Income tax expense	—	56,037

Net (loss) income	$(3,439,105)	$852,102

Basic and diluted net income per Class A Restricted Voting Share	$0.00	$0.03

Weighted average number of Class A Restricted Voting Shares outstanding (basic and diluted)	36,000,000	36,000,000

Basic and diluted net loss per Class B share	$(0.38)	$(0.02)

Weighted average number of Class B shares outstanding (basic and diluted)	9,000,000	9,000,000

See accompanying notes to condensed financial statements.

Bespoke Capital Acquisition Corp.

UNAUDITED CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIENCY)

	Class A		Class B
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity (Deficiency)
Balance at July 8, 2019 (incorporation)	—	$—	—	$—	$—	$—	$—
Issuance of Class B Shares to Sponsor upon organization	—	—	1	10	—	—	10
Issuance of Class A Restricted Voting Units in initial public offering, net of underwriting costs	35,000,000	—	—	—	329,622,961	—	329,622,961
Issuance of warrants	—	—	—	—	12,000,000	—	12,000,000
Issuance of Class B Shares	—	—	10,062,499	24,990	—	—	24,990
Issuance of Class A Restricted Voting Units in over-allotment option	1,000,000	—	—	—	10,000,000	—	10,000,000
Forfeiture of Class B Shares	—	—	(1,062,500)	—	—	—	—
Initial shares subject to possible redemption and dividend accretion	(36,000,000)	—	—	—	(351,622,961)	(8,377,039)	(360,000,000)
Change in value of Class A Restricted Voting Shares subject to possible redemption	—	—	—	—	—	(1,646,410)	(1,646,410)
Net income for the period	—	—	—	—	—	1,024,608	1,024,608

Balance at December 31, 2019	—	$—	9,000,000	$25,000	$—	$(8,998,841)	$(8,973,841)

Change in value of Class A Restricted Voting Shares subject to possible redemption	—	—	—	—	—	(1,665,842)	(1,665,842)
Net loss for the year	—	—	—	—	—	(121,072)	(121,072)

Balance at December 30, 2020	—	$—	9,000,000	$25,000	$—	$(10,785,755)	$(10,760,755)

Change in value of Class A Restricted Voting Shares subject to possible redemption	—	—	—	—	—	(25,787)	(25,787)
Net loss for the year	—	—	—	—	—	(3,439,105)	(3,439,105)

Balance at March 31, 2021	—	$—	9,000,000	$25,000	$—	$(14,250,647)	$(14,225,647)

See accompanying notes to condensed financial statements.

Bespoke Capital Acquisition Corp.

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

	March 31, 2021	March 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(3,439,105)	$852,102
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Investment income earned on Trust Account	(35,324)	(1,465,040)
Changes in operating assets and liabilities
Prepaid expenses	20,598	17,459
Accounts payable and accrued expenses	2,410,897	(22,897)
Income taxes payable	—	56,037
Due to related party, net	8,764	(27,157)

Net cash used in operating activities	(1,034,171)	(589,496)

Net (decrease) increase in cash	(1,034,171)	(589,496)
Cash, beginning of period	2,114,670	4,182,004

Cash, end of period	$1,080,500	$3,592,508

Non-cash investing and financing activities
Change in value of Cass A Restricted Voting Shares subject to redemption	$25,787	$1,069,479

See accompanying notes to condensed financial statements.

Bespoke Capital Acquisition Corp.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1—Description of Organization and Business Operations

Bespoke Capital Acquisition Corp. (the “Corporation”) was incorporated on July 8, 2019 under the Business Corporations Act (British Columbia), and is domiciled in Canada. The Corporation is a special purpose acquisition corporation which was formed for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination (a “Business Combination”).

The Corporation is not limited to a particular industry or geographic region for the purposes of completing a Business Combination.

As of March 31, 2021, the Corporation had not commenced operations. All activity for the period from July 8, 2019 (inception) through March 31, 2021 relates to the Corporation’s formation, its initial public offering described below, and the pursuit of a Business Combination. The Corporation will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Corporation will generate non-operating income in the form of interest income on cash and restricted investments from the proceeds derived from its initial public offering.

The Corporation’s sponsor is Bespoke Sponsor Capital LP (the “Sponsor”). The Sponsor is indirectly controlled byBespoke Capital Partners, LLC, a private equity firm founded by certain Corporation’s directors.

On August 15, 2019, the Corporation completed its initial public offering (the “Offering”) of 35,000,000 Class A Restricted Voting Units at $10.00 per Class A Restricted Voting Unit (Note 3). Each Class A Restricted Voting Unit is comprised of a Class A Restricted Voting Share (a “Class A Restricted Voting Share”) and one-half of a share purchase warrant(a “Warrant”). Each whole Warrant entitles the holder to purchase one Class A Restricted Voting Share for a purchase price of $11.50, commencing sixty-five (65) days after the completion of a Business Combination and will expire on the day that is five years after the Closing Date of a Business Combination or earlier.

Concurrent with the Offering Date, the Corporation issued 12,000,000 Warrants (the “Founder’s Warrants”) to the Sponsor at an offering price of $1.00 per Founder’s Warrants for aggregate proceeds of $12,000,000.

Following the closing of the Offering, an amount of $350,000,000 from the proceeds of the sale of the Class A Restricted Voting Units in the Offering was placed in trust with TSX Trust Corporation, as “Escrow Agent”, in an escrow account(the “Escrow Account” and “Trust Account”) at a Canadian chartered bank, in accordance with the escrow agreement.

The proceeds may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Corporation meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Corporation.

The Class A Restricted Voting Units commenced trading on August 15, 2019 on the Toronto Stock Exchange(the “Exchange”) under the symbol “BC.V”. and separated into Class A Restricted Voting Shares and the Warrants on September 24th, 2019, under the symbols “BC.U” and “BC.WT.U”, respectively. On February 8, 2021, Class A Restricted Voting Shares were approved and began trading in the United States (U.S.) on the National Association of Securities Dealers Automated Quotations (“Nasdaq’’) under the Symbol “BSPE’’. The Corporation’s Warrants will trade over-the-counter in the U.S. Class A Restricted Voting Shares and Warrants remain listed on the Toronto Stock Exchange.

The Class B Shares (as defined below) will not be registered prior to a Business Combination. Prior to any Business Combination, the Class A Restricted Voting Shares may only be redeemed upon certain events. Class A Restricted Voting Shares are redeemable for a pro-rata portion of the amount then held in the escrow account, net of taxes payable and other prescribed amounts.

Bespoke Capital Acquisition Corp.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

On September 13, 2019, the underwriters notified the Corporation of their partial exercise of the over-allotment option(the “Over-Allotment Option”) and purchased an additional 1,000,000 Class A Restricted Voting Units, at a price of $10.00 per unit. As a result of the exercise of the Over-Allotment Option, an aggregate of 36,000,000 Class A Restricted Voting Units were issued. Following the closing of the Over-Allotment Option, an additional $10,000,000 was placed in the Trust Account, resulting in $360,000,000 held in the Trust Account.

The Corporation issued 10,062,500 shares of Class B stock to the Sponsor at a price of $0.0029 per share for aggregate proceeds of $25,000. Upon the partial exercise of the Over-Allotment Option, the Sponsor relinquished 1,062,500 of such shares. At March 31, 2021 and December 31, 2020, the Sponsor owns 9,000,000 Class B Shares (also referred to as “Founder’s Shares”) representing a 100% interest in the Class B Shares (approximately 20% of the total Class A Restricted Voting Shares and Class B Shares).

Holders of the Founders Shares and Founders Warrants have no access to the Trust Account prior to or following the Closing Date of a Business Combination in respect of such securities. If the Corporation fails to complete aBusiness Combination within the Permitted Timeline or seeks an extension to the Permitted Timeline, the Sponsor will be entitled to redeem any Class A Restricted Voting Shares it is holding as a result of any purchases pursuant to or following the Offering.

The escrowed funds will enable the Corporation to: (i) satisfy redemptions made by holders of Class A Restricted Voting Shares (including in the event of a Business Combination or an extension to the Permitted Timeline, or in the event a Business Combination does not occur within the Permitted Timeline); (ii) fund the Business Combination with the net proceeds following payment of any such redemptions and deferred underwriting commission; and/or (iii) pay taxes on amounts earned on the escrowed funds and certain permitted expenses. Such escrowed funds and all amounts earned thereon, subject to such obligations and applicable law, will be assets of the Corporation. These escrowed funds may also be used to pay the: (i) the Underwriters the portion of the Deferred Underwriting Commission provided in the Underwriting Agreement in an amount equal to $11,700,000; and (ii) the Discretionary Deferred Portion in an amount equal to $1,800,000, to such person(s) as is designated by the Corporation, all in accordance with the terms of the Underwriting Agreement, upon the completion of a Business Combination. The Discretionary Deferred Portion will be payable only at the Corporation’s sole discretion, in whole or in part, and only upon completion of its Business Combination, in accordance with the terms of the Underwriting Agreement.

In connection with the Closing Date of a Business Combination within the Permitted Timeline, holders of Class A Restricted Voting Shares will be provided with the opportunity to redeem all or a portion of their Class A Restricted Voting Shares for an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of:(A) the escrowed funds available in the escrow account at the time immediately prior to the redemption deposit deadline, including interest and other amounts earned thereon; less (B) an amount equal to the total of: (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account; and (ii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation, subject to certain limitations.

If the Corporation is unable to consummate a Business Combination within the Permitted Timeline of 18 months from the closing of the IPO (or 21 months from the closing of the IPO if the Company has executed a definitive agreement for a qualifying acquisition within 18 months from the closing of the IPO but has not completed the qualifying acquisition within such 18-month period), the Corporation will be required to redeem each of the outstanding Class A Restricted Voting Shares, for an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the escrow account, including any interest and other amounts earned thereon; less (B) an amount equal to the total of: (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account; (ii) any taxes of the Corporation arising in connection with the redemption of the Class A Restricted Voting Shares; and (iii) up to a maximum of $50,000 of interest and other amounts earned from the proceeds in the escrow account to pay actual and expected “Winding-Up” expenses and certain other related costs, each as reasonably determined by the Corporation. The Underwriters will have no right to the deferred underwriting commission held in the escrow account in such circumstances.

Bespoke Capital Acquisition Corp.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

The Permitted Timeline, however, may be extended to up to 36 months with shareholder approval of only the holders of Class A Restricted Voting Shares, by ordinary resolution, with approval by the Corporation’s board of directors.If such approvals are obtained, holders of Class A Restricted Voting Shares, irrespective of whether such holders voted for or against, or did not vote on, the extension of the Permitted Timeline, would be permitted to deposit all or a portion of their shares for redemption prior to the second business day before the shareholders’ meeting in respect of the extension. Upon the requisite approval of the extension of the Permitted Timeline, and subject to applicable law, the Corporation will be required to redeem such Class A Restricted Voting Shares so deposited at an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the escrow account at the time of the meeting in respect of the extension, including any interest and other amounts earned thereon; less (B) an amount equal to the total of: (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account; (ii) any taxes of the Corporation arising in connection with the redemption of the Class A Restricted Voting Shares; and (iii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation. Such amount will not be reduced by the deferred underwriting commission per Class A Restricted Voting Share held in the escrow account.

Consummation of a Business Combination will require approval by a majority of the Corporation’s directors, acceptance by the Toronto Stock Exchange and, where required under applicable law, shareholder approval. If the Corporation is unable to consummate a Business Combination within the permitted timeline, the Corporation will be required to redeem each of the outstanding Class A Restricted Voting Shares for an amount per share as outlined above.

On February 4, 2021, the Company announced that it had entered into the transaction agreement with Vintage Wine Estates, Inc. (“VWE’’) to effect a business combination. Pursuant to the transaction agreement and subject to the terms and conditions thereof, a wholly owned subsidiary of the Company will merge with and into VWE with VWE surviving the merger as a wholly owned subsidiary of the Company (referred to as the merger); the Company will change its jurisdiction of incorporation from the Province of British Columbia to the State of Nevada (referred to as the domestication); and the Company will change its name to Vintage Wine Estates, Inc.. The transactions are intended to constitute the Company’s Business Combination.

The Company’s board of directors has determined that the transaction agreement and the transactions constitute a qualifying acquisition under applicable TSX and Nasdaq requirements and are in the best interests of the Company. The board of directors has recommended that BCAC shareholders vote in favor of the BCAC Resolutions at the BCAC special meeting, subject to adjournment. In connection with the transactions, the Company will also provide holders of Class A restricted voting shares the opportunity to redeem all or a portion of their Class A restricted voting shares. Completion of the transactions, which is expected to occur in the second calendar quarter of 2021, remains subject to the satisfaction or waiver of certain customary conditions.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

The accompanying condensed financial statements of BCAC are unaudited and presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (‘‘SEC’’), and include, in our opinion, normal recurring adjustments necessary for a fair presentation in conformity with accounting principles generally accepted in the United States (“GAAP”) of the results for the period indicated. Operating results for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021. The December 31, 2020 balance sheet data was derived from audited financial statements, but certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. The interim condensed financial statements and accompanying notes should be read in conjunction with the audited financial statements and accompanying notes for the year ended December 31, 2020 and 2019, included in the Company’s Form 40-F filed with the SEC on March 15, 2021.

Bespoke Capital Acquisition Corp.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Emerging Growth Corporation

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards.The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable.The Corporation has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, the Corporation, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Corporation’s financial statement with another public Corporation that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Bespoke Capital Acquisition Corp.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Liquidity and Capital Resources

As of March 31, 2021, the Corporation held operating cash totaling $1,080,500 which is available to fund its ongoing working capital requirement. The Corporation anticipates generating negative cash flows from its activities until a Business Combination has been completed. Thereafter, cashflow will depend on the nature and success of aBusiness Combination. The expenses relating to ongoing operating activities include professional fees, general and administration expenses, and costs associated with identifying and negotiating a Business Combination.

Currently, the Corporation does not expect to raise additional funds to meet its operating expenditures until the consummation of a Business Combination. Management expects, but it cannot be assured, that the Corporation will have sufficient funds outside of the Trust Account to fund its operation.

Management has determined that the mandatory liquidation and subsequent dissolution, if the Corporation is unable to consummate a Business Combination within the Permitted Timeline, raises substantial doubt about the Corporation’s ability to continue as a going concern after February 15, 2021. On February 4, 2021, the Corporation announced that it entered into a transaction agreement (“Transaction Agreement”). The execution of the Transaction Agreement resulted in the automatic extension of the Corporation’s Permitted Timeline in which to close a qualifying transaction to May 15, 2021. While there is not guarantee that the Business Combination will be completed, management believes the completion of this Business Combination within the Permitted Timeline addresses this uncertainty. As such, no adjustments have been made to the carrying amounts of assets or liabilities that would be necessary should the Corporation be required to liquidate after May 15, 2021.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Corporation’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Corporation to concentrations of credit risk consist of a cash account held at financial institutions, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Corporation has not experienced losses on these accounts and management believes the Corporation is not exposed to significant risks on such accounts.

Marketable Securities

The Corporation’s portfolio of marketable securities is comprised solely of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by the Corporation, classified as trading securities. Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is recognized as gains or losses in the accompanying Statements of Operations. The estimated fair values of financial instruments are determined using available market information.

Bespoke Capital Acquisition Corp.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Fair Value of Financial Instruments

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date.

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to evaluation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and the lowest priority to unobservable inputs. The Corporation uses the following three levels of inputs to measure fair value measurements:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period. There were no transfers between levels for the three-month period ended March 31, 2021.

At March 31, 2021 and December 31, 2020, the carrying amount of the Corporation’s cash, prepaid expenses, accounts payable and accrued expenses approximate fair value due to their short-term nature. The Corporation’s portfolio of marketable securities is comprised of an investment in U.S. Treasury Bills with an original maturity of 180 days or less.Fair values for trading securities are determined using quoted market prices.

Class A Restricted Voting Shares subject to possible redemption

Class A Restricted Voting Shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at redemption value. Conditionally redeemable Class A Restricted Voting Shares (including Class A Restricted Voting Shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Corporation’s control) are classified as temporary equity. At all other times, Class A Restricted Voting Shares are classified as shareholders’ equity. The Corporation’s Class A Restricted Voting Shares feature certain redemption rights that are considered to be outside of the Corporation’s control and subject to occurrence of uncertain future events. Accordingly, Class A Restricted Voting Shares subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of the Corporation’s unaudited condensed balance sheet. Changes in redemption value are recorded in the period in which such change occurs.

The Class A Restricted Voting Shares may be considered restricted securities within the meaning of such term under securities laws. Prior to the completion of a Business Combination, holders of the Class A Restricted Voting Shares would not be entitled to vote at (or receive notice of or meeting materials in connection with) meetings held only to consider the election and/or removal of directors and auditors. The holders of the Class A Restricted Voting Shares

Bespoke Capital Acquisition Corp.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

would, however, be entitled to vote on and receive notice of meetings on all other matters requiring shareholder approval (including the proposed Qualifying Acquisition, if required under applicable law, and any proposed extension to the Permitted Timeline) other than the election and/or removal of directors and auditors prior to Closing Date of a Business Combination. In lieu of holding an annual meeting prior to the Closing Date of a Business Combination, the Corporation is required to provide an annual update on the status of identifying and securing a Business Combination by way of a press release.

The Corporation is authorized to issue an unlimited number of no-par value Class A Restricted Voting Shares prior to the Closing of a Business Combination.

Income taxes

The Corporation is subject to federal, provincial, and territorial taxes of Canada. The Corporation follows the asset and liability method of accounting for income taxes. The Corporation recognizes the tax benefit from an uncertain tax position only if it is more-likely-than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The Corporation recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits as of March 31, 2021 and March 31, 2020. No amounts were accrued for the payment of interest and penalties for the three-month period ended March 31, 2021, and March 31, 2020. The Corporation is currently not aware of any issues under review that could result in significant payments, accruals or material impacts to its position.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

Deferred tax expense (benefit) is the result of changes in deferred tax assets and liabilities. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Deferred income tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Corporation will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing laws in each applicable jurisdiction. Future taxable income is also significantly dependent upon the Corporation completing a Business Combination, the underlying structure of a Business Combination, and the resulting nature of operations. To the extent that future cash flows and/or the probability, structure and timing, and the nature of operations of a future Business Combination differ significantly from estimates made, the ability of the Corporation to realize a deferred income tax asset could be materially impacted. There are no current income taxes due and the Company has taken a full valuation allowance.

The Corporation is subject to income tax examinations by major taxing authorities since inception. These potential examinations may include questioning the timing and amount of deductions and compliance with federal, provincial, and territorial. The Corporation’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Income Per Share

The Corporation’s unaudited condensed statement of operations includes a presentation of income per share for shares subject to redemption in a manner similar to the two-class method of income per share.

Net income (loss) per share, basic and diluted for Class A Restricted Shares is calculated by dividing the investment income earned on the Trust Account less applicable income taxes, by the weighted average number of shares of Class A ordinary shares outstanding for the period. Net income (loss) per Class B share is computed by dividing the net earnings or loss attributable to shareholders by the weighted average number of shares outstanding during the period, excluding Class A Restricted Voting Shares subject to redemption. Diluted earnings or loss per share, where applicable, is calculated by adjusting the weighted average number of shares outstanding for dilutive instruments by applying the treasury stock method. At March 31, 2021, the Corporation had outstanding warrants to purchase 30,000,000 shares of common stock. These shares were excluded from the calculation of diluted net income (loss) per share of common stock because their inclusion would have been anti-dilutive. As a result, diluted net income (loss) per common share is the same as basic net income per common share for the periods presented.

Bespoke Capital Acquisition Corp.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Recent Accounting Pronouncements

The Corporation’s management does not believe that there are any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Corporation’s financial statements.

Note 3—Initial Public Offering

On August 15, 2019, the Corporation completed its Offering of 35,000,000 Class A Restricted Voting Units at $10.00 per Class A Restricted Voting Unit. On September 13, 2019, the underwriters partially exercised their Over-Allotment Option to purchase an additional 1,000,000 Class A Restricted Voting Units, at a price of $10.00 per unit. As a result of the exercise of the Over-Allotment Option, an aggregate of 36,000,000 Class A Restricted Voting Units were issued.

Each Class A Restricted Voting Unit is comprised of a Class A Restricted Voting Share and one-half of a share purchase Warrant. Each whole Warrant entitles the holder to purchase one Class A Restricted Voting Share for a purchase price of $11.50, commencing sixty-five (65) days after the completion of the Business Combination and will expire on the day that is five years after the closing date of the Business Combination or earlier.

Bespoke Capital Acquisition Corp.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

The Corporation may accelerate the expiry date of the outstanding Warrants (excluding the Founders’ Warrants but only to the extent still held by our Sponsor at the date of public announcement of such acceleration and not transferred prior to the accelerated expiry date, due to the anticipated knowledge by our Sponsor of material undisclosed information which could limit their dealings in such securities) by providing 30 days’ notice, if and only if, the Closing Date price of the Common Shares equals or exceeds $18.00 per Common Share (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganizations and recapitalizations and the like) for any 20 trading days within a 30-trading day period. The exercise price and number of shares issuable on exercise of the Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger, or consolidation. The Warrants will not, however, be adjusted for issuances of shares at a price below their respective exercise prices.

Note 4—Private Placement

Concurrent with the Closing Date, the Corporation issued 12,000,000 Warrants (the “Founder’s Warrants”) to the Sponsor

at an offering price of $1.00 per Founder’s Warrants for aggregate proceeds of $12,000,000.

Each whole Warrant entitles the holder thereof to purchase one Class A Restricted Voting Share at an exercise price of $11.50, subject to anti-dilution adjustments. Warrants will become exercisable commencing 65 days after the completion of a Business Combination. If the Corporation does not complete a Business Combination, withing the Permitted Timeline, Warrants expire worthless.

At March 31, 2021 and December 31, 2020, the Corporation had 12,000,000 Founders’ Warrants issued and outstanding to the Sponsor.

Note 5—Stockholders’ Equity

Class B Shares/Founders Shares

The Corporation is currently authorized to issue an unlimited number of Class B shares. Class B Shares, also referred to as Founder’s Shares, issued to the Founders representing a 100% interest in the Class B Shares and approximately 20% of the total Class A Restricted Voting Shares and Class B Shares. The Sponsor has agreed pursuant to an Exchange Agreement and Undertaking not to transfer any of its Founder’s Shares or Founder’s Warrants until after the Closing Date of a Business Combination, in each case other than transfers required due to the structuring of a Business Combination or unless otherwise permitted by the Exchange. BCAC’s articles provide that following to completion of BCAC’s Business Combination BCAC will not any issue Class B Shares.

Many Thanks

The Corporation issued 10,062,500 shares of Class B stock to the Sponsor at a price of $0.00248 per share for aggregate proceeds of $25,000. Upon the partial exercise of the Over-Allotment Option, the Sponsor relinquished 1,062,500 of such shares. At March 31, 2021 and December 31, 2020, the Sponsor owns 9,000,000 Class B Shares.

Proportionate Voting Shares

On or immediately following completion of a Business Combination, each Class A Restricted Voting Share(unless previously redeemed) will be automatically converted into one common share, and each Class B Share will be automatically converted on a 100-for-1 basis into new no-par value proportionate voting shares of the Corporation. No common shares or proportionate voting shares will be issued prior to the closing of a Business Combination. Proportionate voting shares may be converted into common shares, subject to certain limitations and conditions. Proportionate voting shares do not possess redemption rights.

Bespoke Capital Acquisition Corp.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 6—Commitments and Contingencies

Registration Rights and Lock-Up Agreement

Pursuant to the Underwriting Agreement, the Corporation will be, subject to certain exceptions, prohibited from issuing additional securities prior to the qualifying acquisition. Also, pursuant to the Underwriting Agreement and the Exchange Agreement and Undertaking, the Corporation and Sponsor will be subject to a lock-up until the closing of the qualifying acquisition. The Corporation will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

Underwriters’ commissions of $13,500,000 at March 31, 2021 and December 31, 2020 are payable as follows:

	Per Class A Restricted Voting Unit	Amount
Upon the closing of a Business Combination	$0.325	$11,700,000

Subsequent to the closing of a Business Combination, at the discretion of the Corporation, and subject to certain limitations	0.050	1,800,000

	$0.375	$13,500,000

Note 7—Related Party Transactions

Administrative Agreement

The Corporation has entered into an administrative services agreement with our Sponsor for an initial term of 18 months, subject to possible extension, for office space, utilities, and administrative support, which may include payment for services of related parties, for, but not limited to, various administrative, managerial, or operational services or to help effect a Business Combination. The Corporation has agreed to pay up to $10,000 per month, plus applicable taxes for such services. The Corporation paid the Sponsor $30,000 for the three-month period ended March 31, 2021 and 2020. In April 2020, the Corporation agreed to pay an affiliate of our Sponsor until Business Combination is consummated, for overhead costs incurred on behalf of the Corporation. The Corporation paid $146,762 for the three-month ended March 31, 2021 and $0 for the three-month ended March 31, 2020 related to these costs.

Out-of-Pocket Expenses

The Corporation has further agreed to reimburse an affiliate of our Sponsor for any out-of-pocket expenses incurred by directors, officers and consultants of the Corporation which were paid by the affiliate relating to certain activitieson the Corporation’s behalf, including identifying and negotiating a Business Combination. The Corporation incurred$ 10,232 related to expenses during the three-month period ended March 31, 2021. At March 31, 2021 and December 31, 2020, $8,764 and $0 three-month ended March 31, 2020, respectively of such expenses are reported as due to related party.

Bespoke Capital Acquisition Corp.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Pursuant to a consulting agreement entered into between BCAC and Peter Caldini on March 10,2021, following completion of BCAC’s qualifying acquisition, Mr. Caldini will be entitled to receive a $500,000 consulting fee, payable in cash, and 100,000 profit interest units in a limited partnership that has an indirect economic interest in the Sponsor.

Note 8—Fair Value

Following is a description of the valuation methodologies used for assets measured at fair value at March 31, 2021 and December 31, 2020.

The Corporation’s Trust Account is invested in U.S. Treasury Bills maturing in April 2021 yielding interest of approximately 0.010%. The Corporation classifies its U.S. Treasury Bills as Level 1 measurements within the fair value hierarchy at both March 31, 2021 and December 31, 2020.

Note 9—Subsequent Events

Subscription agreements

On April 22, 2021, BCAC and Wasatch Global Investors (“Wasatch”) entered into subscription agreements for the sale and purchase of 10.0 million shares of New VWE Holdco common stock at $10.00 per share at the closing of the transactions. BCAC entered into such subscription agreements to provide additional liquidity following the consummation of the transactions and, in particular, to provide incremental capital to support the combined company’s acquisition strategy.

S-4 registration statement

On May 6, 2021, the Corporation announced that the SEC has declared its S-4 registration statement effective and the parties are proceeding to complete BCAC’s domestication to Nevada and the proposed business combination with VWE, one of the fastest growing U.S. wine producers with an industry leading direct-to-customer platform. Closing of BCAC’s business combination with VWE is expected to occur on or about June 7, 2021, and trading in the combined company is expected to commence on NASDAQ and the TSX on June 8, 2021, subject to the satisfaction of closing conditions, including a vote of the shareholders on the domestication and business combination.

Extension of the Permitted Timeline

On May 6, 2021, holders of class A restricted voting shares of the Company present in person and represented by proxy at the Meeting voted to approve the extension of the permitted timeline for the Company to complete its qualifying acquisition with VWE from May 15, 2021 to July 30, 2021.

Redemption Rights

In connection with Qualifying Acquisition

On May 6, 2021, the Corporation gave notice to holders of the Class A Restricted Voting Shares (each a “Holder”), in accordance with Section 29.5 of the articles of the Corporation dated as of August 14, 2019 (the “Articles”), of their right to redeem all or a portion of their Class A Restricted Voting Shares (the “Redemption”) in connection with the Corporation’s qualifying acquisition (the “Qualifying Acquisition”). To redeem their Class A Restricted Voting Shares, Holders must deposit their Class A Restricted Voting Shares for redemption prior to 4:00 p.m. (EDT) on June 4, 2021 (the “Redemption Deadline”) in accordance with the instructions contained in the Notice of Optional Redemption.

In connection with the extension of the Permitted Timeline

In connection with the extension, 13.2 million Class A restricted voting shares have been deposited for redemption, which, unless rescinded by the holders thereof, will be redeemed. BCAC notices of redemption submitted by holders in connection with the extension may be rescinded by holders by or on May 14, 2021. The payment of redemptions that are not rescinded is expected to occur on May 17, 2021.